VIA EDGAR

February 2, 2012

Mr. Joel Parker

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Seattle Genetics, Inc. (File No. 0-32405)

Form 10-K for the Fiscal Year Ended December 31, 2010 filed February 28, 2011 and Form 10-Q for the Quarterly Period ended September 30, 2011 filed November 4, 2011

Dear Mr. Parker:

On behalf of Seattle Genetics, Inc. (the “Company”), this letter is being transmitted in response to additional comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated January 20, 2012 (the “Comment Letter”).

The Company respectfully informs the Staff that it currently expects to file its response to the Comment Letter by no later than February 10, 2012.

Please do not hesitate to contact me at 425-527-4000 if you have any questions regarding this matter.

Sincerely,

/s/ KIRK D. SCHUMACHER
Kirk D. Schumacher

Vice President and General Counsel